Exhibit (a)(1)(vi)

THE CENTRAL EUROPE AND RUSSIA FUND, INC.

345 Park Avenue, New York, NY 10154

February 11, 2013

Dear Stockholder:

The Central Europe and Russia Fund, Inc. (the “Fund”) is offering to repurchase up to 654,331 of its issued and outstanding shares of common stock, which is equal to approximately 5% of the Fund’s issued and outstanding shares as of January 29, 2013, for cash at a price equal to 98% of the net asset value (“NAV”) per share as determined by the Fund on the next business day after the date the offer expires (the “Offer to Repurchase”). The Fund is making the Offer to Repurchase in connection with the terms of the Fund’s Discount Management Program (the “Program”), the terms of which were announced on July 18, 2012 after consideration of the votes received on a stockholder proposal presented at the Fund’s Annual Meeting of Stockholders and in an effort to reduce the Fund’s market discounts. Pursuant to the Program, the Fund’s Board of Directors approved a series of up to four, consecutive, semi-annual tender offers each for up to 5% of the Fund’s issued and outstanding shares of common stock at a price equal to 98% of NAV if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period. At the conclusion of the most recent twelve-week measurement period that began on September 10, 2012 and concluded on November 30, 2012, shares of common stock of the Fund traded at an average discount to NAV of -10.18%. Because the terms of the Program require the Fund to conduct a tender offer if its shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period, the Fund is conducting the Offer to Repurchase for up to 5% of its issued and outstanding shares at a price equal to 98% of the Fund’s NAV per share. The Offer to Repurchase was authorized by the Fund’s Board of Directors.

The Offer to Repurchase is explained in detail in the enclosed Offer to Repurchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. Neither the Fund nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

Please note that the Offer to Repurchase is scheduled to expire at 5:00 p.m., Eastern Time, on March 12, 2013, unless extended by the Fund. Questions regarding the Offer to Repurchase should be directed to AST Fund Solutions, Inc. at (800) 884-4725.

Sincerely,

/s/ John Millette
John Millette, Secretary